02018750

Ab 3/7/02

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Vb 3/22/02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCHLITT INVESTOR SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 INDIAN RIVER BLVD. - SUITE 300
(No. and Street)

VERO BEACH, FLORIDA 32960
(City) (State) (Zip Code)

SEC PROCESSING SECTION RECEIVED MAR 04 2002 WASH, D.C. 143

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT W. SCHLITT, JR. 772-567-1188
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEVEN MOHLER, CPA, PA
(Name - *if individual, state last, first, middle name*)

2127 - 10th AVENUE, VERO BEACH, FL 32960
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW

OATH OR AFFIRMATION

I, ROBERT W. SCHLITT, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCHLITT INVESTOR SERVICES, INC., as of 12/31/01, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres.

Title

Notary Public

MICHELLE DEGNAN
Notary Public, State of Florida
My comm. expires May 14, 2004
Comm No. CC936145
I.D. 913472
Bonded thru Service Insurance Company, Inc

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHLITT INVESTOR SERVICES, INC.

Financial Statements and Supplementary Information with Independent Auditor's Report

December 31, 2001 and 2000

TABLE OF CONTENTS

STEVEN MOHLER, CPA, PA
Certified Public Accountant
2127 - 10th Avenue
Vero Beach, Florida 32960
561-778-6699

Independent Auditor's Report

To the Stockholders
Schlitt Investor Services, Inc.
Vero Beach, Florida

I have audited the accompanying statements of financial condition of Schlitt Investor Services, Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit. The financial statements of Schlitt Investor Services, Inc. as of December 31, 2000, were audited by a predecessor firm which has ceased operations and whose report dated February 26, 2001, expressed an unqualified opinion on those statements.

I conducted my audit in accordance with general accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Schlitt Investor Services, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Steven Mohler CPA, PA

Steven Mohler, CPA, PA
Certified Public Accountant

February 25, 2002

SCHLITT INVESTOR SERVICES, INC.
Statements of Financial Condition

December 31, 2001 and 2000

Assets

	2001	2000
Current Assets		
Cash	$ 11,531	$ 12,077
Receivable from brokers, dealers and clearing organizations	351	6,394
Loans receivable - affiliates	17,991	17,991
Other accounts receivable	7,657	8,158
Total Current Assets	37,530	44,620
Other Assets		
Investments	1,267	1,267
Deposits	15,000	15,000
Total Other Assets	16,267	16,267
Total Assets	$ 53,797	$ 60,887

Liabilities and Stockholders' Equity

	2001	2000
Current Liabilities		
Accounts payable and accrued liabilities	$ 154	$ 3,421
Accounts payable - other	633	633
Total Current Liabilities	787	4,054
Stockholders' Equity		
Common stock, $1 par value; 10,000 shares authorized; 200 shares issued and outstanding	200	200
Additional paid-in capital	22,143	22,143
Retained earnings	30,667	34,490
Total Stockholders' Equity	53,010	56,833
Total Liabilities and Stockholders' equity	$ 53,797	$ 60,887

See the accompanying notes to the financial statements

SCHLITT INVESTOR SERVICES, INC.
Statements of Income

Years ended December 31, 2001 and 2000

	2001	2000
Revenues		
Commissions earned	$ 286,791	$ 532,806
Miscellaneous revenue	4,963	4,204
Total revenues	291,754	537,010
Expenses		
Commissions expense	130,053	248,041
Management fees	148,002	263,944
Dues and fees	5,940	13,500
Licenses and taxes	631	327
Advertising	415	240
Professional fees	3,810	4,003
Clinics and seminars	419	60
Insurance	867	863
Other	440	2,755
Total expenses	290,577	533,733
Net income	$ 1,177	$ 3,277

See the accompanying notes to the financial statements

SCHLITT INVESTOR SERVICES, INC.
Statements of Changes in Stockholders' Equity

Years Ended December 31, 2001 and 2000

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 1999	$ 200	$ 22,143	$ 31,213	$ 53,556
Net Income	-	-	3,277	3,277
Balance, December 31, 2000	200	22,143	34,490	56,833
Shareholder distributions	-	-	(5,000)	(5,000)
Net Income	-	-	1,177	1,177
Balance, December 31, 2001	$ 200	$ 22,143	$ 30,667	$ 53,010

See the accompanying notes to the financial statements

SCHLITT INVESTOR SERVICES, INC.
Statement of Cash Flows

Years Ended December 31, 2001 and 2000

		2001		2000
Cash flows form operating activities:				
Net income	$	1,177	$	3,277
Loss on investment		-		222
Adjustments to reconcile net income to net cash provided by operating activities:				
Changes in assets and liabilities				
Receivables from brokers and clearing organizations		6,043		206
Accounts payable and other liabilities		(3,267)		(1,295)
Net cash provided by operations		3,953		2,410
Cash flows from investing activities:				
(Payments to)proceeds from affiliates		-		(3,657)
(Payments to)proceeds from other receivables		501		1,224
Net cash (used)/provided by investing activities		501		(2,433)
Cash flows from financing activities:				
Shareholder distributions		(5,000)		-
Net cash (used)/provided by financing activities		(5,000)		-
Net Increase(decrease) in cash		(546)		(23)
Cash, beginning of year		12,077		12,100
Cash, end of year	$	11,531	$	12,077

See the accompanying notes to the financial statements

SCHLITT INVESTOR SERVICES, INC.
Notes to the Financial Statements
December 31, 2000 and 1999

Note 1 - Summary of Significant Accounting Policies

Organization

Schlitt Investor Services, Inc. (the Company) was incorporated September 27, 1984 under the laws of the State of Florida. The Company is a broker/dealer registered under the provision of the National Association of Securities Dealers, Inc. (NASD) and operates under a restrictive agreement with NASD. The Company operated within the exemptive provision of SEC rule 15c3-3(k)(2)(b) in that it clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, promptly transmits all customer funds and securities to the clearing broker or dealer and preserves books and records pursuant to rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Taxes on Income

The Company has elected under Subchapter S of the Internal Revenue Code to have its income taxed directly to the stockholders. Accordingly, no income tax provision is reflected in the accompanying financial statements.

Note 2 - Reporting Comprehensive Income

SFAS No. 130 *Reporting Comprehensive Income* requires the reporting and display of comprehensive income and its components. The effective date for implication is for fiscal years beginning after December 15, 1997. There were no items reportable as comprehensive income in 2001 or 2000.

Note 3 - Investments

The investment held as of December 31, 2001 consists of 40 units of Datronic Equipment Income Fund XVI, L.P. which is carried at estimated fair market value. The securities are classified as available for sale.

Note 4 - Deposit

The Company maintains a $15,000 deposit balance with its clearing broker/dealer, Fiserv Correspondent Services.

SCHLITT INVESTOR SERVICES, INC.
Notes to the Financial Statements
December 31, 2001 and 2000

Note 5 - Commitments

The National Association of Securities Dealers, inc. requires the Company to maintain minimum net capital, as defined by regulation, of $5,000.

Note 6 - Related Party Transactions

Robert W. Schlitt, Jr. is the president and treasurer of the Company at December 31, 2001. Mr. Schlitt, his cousin, and his aunt own a controlling interest in Schlitt Insurance Services, Inc. with the following transactions have occurred:

All of the agents registered with the NASD through Schlitt Investor Services, Inc. are employees of Schlitt Insurance. Schlitt Insurance received a commission equal to the commissions paid to the agents. Schlitt Insurance pays draws against commissions to the producers.

Schlitt Insurance Services, Inc. provides offices and management and pays overhead expenses including utility and telephone costs in exchange for a management fee. The fee is based on a percentage of monthly net income. Such fees amounted to $263,944 and $148,002 in 2000 and 2001, respectively. The Company also pays bonding and insurance premiums to Schlitt Insurance. Insurance expense in the amount of $863 and $867 was incurred during 2000 and 2001, respectively, in connection with such premiums.

The existence of such common control could result in operating results of the financial operations of the Company significantly different from those that would have been obtained if the enterprises were autonomous.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange

Act of 1934

December 31, 2001

STEVEN MOHLER, CPA, PA
Certified Public Accountant
2127 - 10th Avenue
Vero Beach, Florida 32960
561-778-6699

Independent Auditors' Report on
Supplementary Information Required by Rule 17a-5
of the
Securities and Exchange Commission

To the Stockholders
Schlitt Investor Services, Inc.
Vero Beach, Florida

I have audited the financial statements of Schlitt Investor Services, Inc. for the year ended December 31, 2001, and have issued my report thereon dated February 25, 2002. My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on the following page is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

I determined that Schlitt Investor Services, Inc., during the year ended December 31, 2001, was in compliance with the exemptive provisions of rule 15c3-3(k)(2)(b) in that it cleared all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, promptly transmitted all customer funds and securities to the clearing broker or dealer and preserved books and records pursuant to rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Steven Mohler, CPA, PA
Certified Public Accountant

February 25, 2002

SCHLITT INVESTOR SERVICES, INC.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commissions

December 31, 2001

Net Capital	
Total stockholders' equity	$ 53,010
Less non -allowable assets:	
Receivables from non-customers	(25,929)
Investments	(1,267)
Net Capital	$ 25,814

Reconciliation with Company's Computation (included in Part IIA of Form X-17a-5 as of December 31, 2001)	
Net capital, as reported in the Company's Part IIA Unaudited Focus Report	$ 25,814
Net audit adjustments	-
Net Capital, per above	$ 25,814

STEVEN MOHLER, CPA, PA
Certified Public Accountant
2127 - 10th Avenue
Vero Beach, Florida 32960
561-778-6699

Independent Auditor's Report on Accounting Control
Required by Rule 17a-5 of the
Securities and Exchange Commission

To the Stockholders
Schlitt Investor Services, Inc.
Vero Beach, Florida

I have audited the financial statements of Schlitt Investor Services, Inc., for the ended December 31, 2001, and have issued my report thereon dated February 25, 2002. As part of my examination, I made a study and evaluation of the company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, and the practices and procedures followed by the company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3.

I did not review the practices and procedures followed by the company (I) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the board of Governors of the Federal Reserve Board, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of our examination would be disclosed and, with respect to Rule 15c3-3, should provide reasonable assurance of compliance, in all material respects, with the possession and control requirement of that Rule. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to assist the auditor in planning performing his examination of financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under SEC Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My examination of the financial statements made in accordance with generally accepted accounting standards, including the study and evaluation of the company's system of internal accounting control for the period ended December 31, 2001, that was made for the purposes set forth in the first paragraph of this report, would not necessarily disclose all weaknesses in the system because it was based on selective tests of accounting records and related data. Accordingly, I do not express an opinion on the system of internal accounting control of Schlitt Investor Services, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

Steven Mohler, CPA, PA
Certified Public Accountant

February 25, 2002